Filed pursuant to Regulation S-T Rule 101(a)(2)(ii).
                            The initial filing is attached as Appendix 1.







                       Securities and Exchange Commission

                             Washington, D.C.  20549


                                  Schedule 13G

                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                              Network Systems Corp.
                                (Name of Issuer)


                           Common Stock $.02 Par Value
                         (Title of Class of Securities)


                                    641217104
                                 (Cusip Number)



     Check the following box if a fee is being paid with this statement [ ]

                                Page 1 of 4 Pages

1) Names of Reporting Persons              Dewey Square Investors Corp.
   S.S. or I.R.S. Identification
   Nos. of Above Persons                   04-3038940




2) Check the Appropriate Box               (a)
   if a Member of a Group                  (b)
   (See Instructions)




3) Sec Use Only




4) Citizenship or Place of            Delaware
   Organization




Number of Shares Beneficially              5)   Sole Voting Power        0
Owned By Each Reporting                    6)   Shared Voting Power      0
Person With                                7)   Sole Dispositive Power   0
                                           8)   Shared Dispositive Power 0




9) Aggregate Amount Beneficially      0
   Owned by Each Reporting Person




10) Check if the Aggregate Amount
    in Row (9) Excludes Certain Shares
    (See Instructions)




11) Percent of Class Represented       0%
    by Amount in Row 9




12) Type of Reporting Person           IA
    (See Instructions)

                       Securities And Exchange Commission
                             Washington, D.C.  20549

                        Schedule 13G Under The Securities
                              Exchange Act of 1934

                                 Amendment No. 1

Item 1.

   (a)  Name of Issuer:          Network Systems Corp.

   (b)  Address of Issuer's      7600 Boone Avenue North
        Principal Executive      Minneapolis, MN  55428
        Office:

Item 2.

   (a)  Name of Person           Dewey Square Investors Corporation
        Filing:

   (b)  Address of Principal          One Financial Center
        Business Office or, if        Boston, MA  02111
        none, Residence:

   (c)  Citizenship:             Delaware

   (d)  Title of Class
        of Securities:           Common Stock, $.02 Par Value

   (e)  CUSIP No:           641217104

Item 3.

   This statement is filed pursuant to Rule 13d-1(b). The person filing is an Investment Advisor registered under section 203 of the Investment Advisors Act of 1940.

Item 4.

   (a)  Amount Beneficially Owned:    0

   (b)  Percent of Class:             0%

   (c)  Number of Shares as to which such person has:
             (i)  Sole Power to Vote or to Direct the Vote - 0
             (ii) Shared Power to Vote or to Direct the Vote - 0
             (iii)Sole Power to Dispose or to Direct the Disposition of: - 0
             (iv) Shared Power to Dispose or to Direct the Disposition of: - 0

Item 5. Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
             X

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

             Not Applicable

Item 7. Identification and Classification of the Subsidiary Which has Acquired the Security Being Reported on by the Parent Holding Company:

             Not Applicable

Item 8. Identification and Classification of Member of the Group.

             Not Applicable

Item 9. Notice of Dissolution of Group.

             Not Applicable

Item 10.     Certification


   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:     2/13/95

   DEWEY SQUARE INVESTORS
   CORPORATION


By:     Marilyn R. Stegner                 Name:     Marilyn R. Stegner
        Signature                          Title:    Treasurer